280 Securities LLC

Financial Statement

Year Ended December 31, 2020

Files pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC Document.

Contents

Financial Statement



Report of Independent Registered Public Accounting Firm

To the Members
280 Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 280 Securities LLC (the Company), as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 22, 2021

We have served as the Company's auditor since 2017.

280 Securities LLC
Statement of Financial Condition
December 31, 2020

_____

ASSETS

Cash	$	295,918
Deposit – clearing firm		250,350
Securities owned, at fair value		14,568,651
Syndicate receivable		83,497
Due from Parent		2,502,039
Secured demand note receivable		5,000,000
Furniture and equipment, net		60,167
ROU asset		1,752,401
Other assets		418,984
Total Assets	$	24,932,007

LIABILITIES & MEMBERS' EQUITY

Payable to clearing firm	$	7,852,752
Securities sold short, at fair value, not yet purchased		3,645,947
Accounts payable and accrued expenses		749,963
Lease liability		1,845,733
Secured demand and subordinated notes payable		6,000,000
Total Liabilities		20,094,395
Members' equity		4,837,612
Total Liabilities and Members' Equity	$	24,932,007

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

280 Securities LLC ("280" or the "Company"), a majority-owned subsidiary of 280 CapMarkets LLC ("Parent"), was established on June 27, 2016, as a Delaware Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). 280 Technologies LLC is affiliated with 280 as they have the same Parent company. 280 is engaged primarily in trading fixed income securities on a principal basis for institutional investors. The primary office of 280 is located in San Francisco with additional locations in Seattle, New York City and Santa Monica.

As a limited liability company with a finite life, 280 may be dissolved upon the occurrence of a dissolution event (e.g., death, incapacity or bankruptcy) of a sole remaining manager unless a majority in interest of the members consent within ninety days of the dissolution event to the continuation of the business of 280.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of 280 have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - 280 maintains deposits with major U.S. financial institutions in an amount that is in excess of federally insured limits; however, 280 does not believe it is exposed to any significant credit risk. There are no withdrawal restrictions on cash.

Securities owned - Securities owned are valued at estimated fair value as determined by third party pricing services and/or management's evaluation of trade data such as inter-dealer trades, secondary trades and new issues. Management reviews and approves the quote or price determined by the pricing service, including the source of the information and the inputs and assumptions used. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold fixed income securities for a short period of time, typically less than 30 days.

Furniture and equipment - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For furniture and computer equipment, the estimated useful lives are five and three years, respectively. Depreciation expense totaled $51,237 for 2020.

Income taxes - 280 and its Parent are both organized as multi-member limited liability companies for federal and state tax purposes. As such, each entity's tax attributes are passed through to its members. Accordingly, no provision or benefit for federal or state income taxes has been made in 280's financial statements. 280 is, however, subject to California and Delaware limited liability company taxes, California and New York gross receipts taxes, San Francisco gross receipts and payroll tax expense, and Washington business and occupation tax. Such taxes are classified as general and administrative in 280's Statement of Operations.

280 applies the Financial Accounting Standards Board (FASB) Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

As of December 31, 2020, there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Customer concentration - Through December 31, 2020, there were not any customers with whom 280 was concentrated.

Fair value measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, 280 uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that 280 can access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, 280's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of

markets, and other characteristics particular to the transaction.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by 280 in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Subsequent events – The Company considered events occurring after the date of the statement of financial condition for possible adjustments to the financial statements or disclosures of material events through the date of issuance. The Company's Parent executed an agreement and plan of merger on December 31, 2020, which is expected to close on February 28, 2021.

Recent accounting pronouncements -

Adoption of New Accounting Standards

Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. The new disclosures include changes in unrealized gains and losses for the period included in Other-Comprehensive Income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The company adopted this standard on January 1, 2020, and the update does not have an impact on the Company's results of operations or financial condition.

Financial Instruments – Credit Losses (Topic 326): Assets Measured at Amortized Cost
On June 16, 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 to provide more timely recording of credit losses on receivables and other assets measured at amortized cost. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

NOTE 3 – REVENUE RECOGNITION

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance

obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income primarily from trading fixed income securities on a principal basis for institutional investors. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commission revenue is recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of fixed income securities to institutional buyers. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

In the past, adverse or uncertain economic and market conditions have adversely affected, and may in the future adversely affect, the profitability of businesses such as those of the Company in many ways, including the following:

- Interest rates have been historically low for the past several years. Increasing or high interest rates, volatility in interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment for fixed income securities markets.

- Inflation rates have also been historically low during recent years. Significant increases or fluctuation in the rate of inflation may cause changes and disruption in the securities markets.

- Volatility in general economic conditions and/or the securities markets could affect the volume of transactions that the Company executes for its customers and its customers' need for the Company's services, which could result in fluctuation in the revenues the Company receives from its brokerage and services businesses.

NOTE 4 – SECURITIES OWNED AND SOLD SHORT

At December 31, 2020, securities owned and sold short totaled $14,568,651 and $3,645,947, respectively, and consisted primarily of fixed income securities reported at fair value with changes in unrealized holding gains and losses included in Trading income, net in the Statement of Operations. Other securities owned consist of money market instruments. Total net unrealized gains were $951 in 2020.

The Company's securities are held by a clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on

the open market.

280 has an agreement with Pershing LLC, its clearing broker-dealer, for the purpose of funding an aggregate net debit balance equal to 280's current regulatory net capital divided by the regulatory haircut that would be applied to the investments being financed. For repurchase eligible debit balances, interest is computed at the repurchase cost plus 90 basis points. For non-repurchase eligible debit balances, interest is computed at the Pershing cost of funds rate plus 90 basis points. 280 incurred $308,563 of interest expense related to this liability during 2020.

NOTE 5 – FAIR VALUE MEASUREMENT

Securities owned are carried at fair value based upon quoted market prices. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The following table summarizes 280's fair value hierarchy:

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. municipal debt	$ 1,803,705	$ 6,035,238	$ -	$ 7,838,943
U.S. agency debt	3,723,138		-	3,723,138
Money market instruments	1,363,208	-	-	1,363,208
Corporate debt	1,643,362	-	-	1,643,362
	$ 8,533,413	$ 6,035,238	$ -	$ 14,568,651
Securities sold short, not yet purchased:				
U.S. government debt	$ 3,645,947	$ -	$ -	$ 3,645,947
	$ 3,645,947	$ -	$ -	$ 3,645,947

The U.S. municipal debt securities are issues distributed throughout the United States and range from securities which are not rated to those rated AAA.

NOTE 6 - DEPOSIT WITH CLEARING AGENT

In the normal course of business, 280 will execute, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, 280 may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of 280.

280 does not anticipate nonperformance by customers in the above situation. 280's policy is to monitor its market exposure and customer risk. In addition, 280 has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

280 clears its transactions through another broker-dealer on a fully disclosed basis. 280's clearing organization requires 280 to maintain a cash deposit of $250,000 with the organization, which the Company has recorded as a brokerage account deposit on its Statement of Financial Condition.

NOTE 7 - RELATED PARTY TRANSACTIONS

Expense allocations – On a monthly basis, the Parent charges 280 and 280 Technologies LLC ("Technologies") for certain expenses such as rent, utilities, insurance and office supplies for its use of facilities. These charges, recorded as Due to Parent, are determined based on the estimated utilization of the Parent's resources. Also on a monthly basis, 280 charges the Parent and Technologies for compensation and benefits for its use of personnel. These charges, recorded as due from Parent, are determined based on the estimated utilization of 280 personnel's time. The Company believes that, in general, specific identification of certain expenses is not practicable, and the methods used to allocate the expenses to 280 are reasonable.

Subordinated borrowings – In 2017, 280 entered into a secured demand note agreement with one of its members and a subordinated note agreement with a member of its Parent. Borrowings under the secured demand note and subordinated note agreements of $5,000,000 and $1,000,000, respectively, are due in June 2021 and January 2022, respectively, and both pay interest semi-annually at a rate of 2.00%. For regulatory purposes, 280 also maintains excess collateral of $800,000 to account for possible market fluctuations in the underlying collateral. This amount shall also be due to the lender upon maturity of the notes. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for 280's continued compliance with minimum net capital requirements, they will not be prepaid. Total interest paid to related parties on subordinated borrowings was $136,000 for the year ended December 31, 2020.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

280 is obligated under a short-term lease with Regus Management Group LLC for its office located in Santa Monica, CA. This lease expires on March 31, 2021. Rental expense included in occupancy costs was $74,063 for the year ended December 31, 2020, and future minimum lease payments are $12,330.

280 is obligated under operating leases for its offices located in New York, New York and San Francisco, California. Such leases expire on June 30, 2021, and July 31, 2025, respectively. Rental expense included in occupancy costs was $428,487 for the year ended December 31, 2020. The weighted average remaining lease term and discount rate are 4.36 years and 5.50%, respectively. The maturities of operating lease liabilities in excess of one year are as follows:

Year Ending December 31, 2020		
2021	$	523,269
2022		430,660
2023		443,579
2024		456,887
2025		272,104
Total lease payments		2,126,499
Less: Present value discount		(280,766)
Operating lease liability	$	1,845,733

The leases for 280's prior offices in San Francisco and Seattle were held at its parent, 280 CapMarkets LLC. As discussed under Note 7, the Parent allocates occupancy related costs to 280 on a monthly basis. Total directly incurred and allocated lease costs in 2020 were $569,712. There are no equipment leases held by the Company.

NOTE 9 - REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, 280 is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2020, was $7,009,711, which exceeded minimum net capital requirements by $6,909,711. The ratio of aggregate indebtedness to net capital was approximately .1070 to 1.

280 meets the exemptive provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2020, because it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of Rule 15c3-3, and otherwise limits its business activities to: 1) proprietary trading and 2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 10 – MEMBERS' EQUITY

The member ownership interest is based on capital contributions made to 280 by the Parent, its majority member, and its managing members who have an immaterial interest. As such, any income, gains, or losses shall be allocated 100% to the Parent. In addition, distributions to the Parent are based on the availability of net cash flows.